UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 18, 2025

BLUE OWL CAPITAL CORPORATION
(Exact name of Registrant as Specified in Its Charter)

Maryland	814-01190	47-5402460
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

399 Park Avenue, 37th Floor
New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s Telephone Number, Including Area Code: (212) 419-3000
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	OBDC	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934. Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02.    Termination of a Material Definitive Agreement.
On November 18, 2025, Blue Owl Capital Corporation, a Maryland corporation (“OBDC”) and Blue Owl Capital Corporation II (“OBDC II”) mutually agreed to terminate the Agreement and Plan of Merger (the “Merger Agreement”) between OBDC, OBDC II, Cowboy Merger Sub, Inc., a Maryland corporation and wholly-owned subsidiary of OBDC (“Merger Sub”), and, solely for the limited purposes set forth therein, Blue Owl Credit Advisors LLC, a Delaware limited liability company (the “Adviser”) and investment adviser to each of OBDC and OBDC II, pursuant to Section 9.01 thereof, effective as of November 18, 2025 (the “Termination”). Upon the effectiveness of the Termination, the Merger Agreement was of no further force and effect, with the exceptions of Section 7.08(b), Article IX and Article XI (including, in each case, any applicable definitions) which shall survive the termination of the Merger Agreement and remain in full force and effect in accordance with their respective terms.
Item 7.01.    Regulation FD Disclosure.
On November 19, 2025, OBDC and OBDC II issued a joint press release relating to the termination of the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.1.
The information disclosed under this Item 7.01, including Exhibit 99.1 hereto, is being “furnished” and is not deemed “filed” by OBDC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
Item 9.01.    Financial Statements and Exhibits
 (d) Exhibits

Exhibit Number	Description
99.1	Joint Press Release, dated as of November 19, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Blue Owl Capital Corporation

November 19, 2025	By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Operating Officer and Chief Financial Officer